SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, February 5, 2015 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America, hereby announces the preliminary air traffic figures for December 2014, 4Q14 and 2014 figures. Comparisons refer to same period of 2013.

              GOL’s highlights

      Domestic load factor reached 78% in 2014, a growth of 7 p.p. over 2013. In 4Q14, domestic load factor stood at 80%, higher by 4.3 p.p. in relation to the same period in 2013.

      Domestic demand increased by 8.0% in 2014 and 7.5% in 4Q14 when compared to 2013 and 4Q13, respectively.

      In 2014, capacity in the domestic market reached -1.7%, in line with the Company’s 2014 guidance of an annual decline of between -3% and -1%. In 4Q14, domestic supply was +1.8% when compared to 4Q13.

      In the year, GOL transported 40 million passengers in the domestic and international markets, 9.5% more than in 2013. In 4Q14, the number of paid passengers transported reached 10.7 million, 7.0% up on the same period in 2013.

      International demand grew by 25.7% in 2014, driving load factor to 71%, with an upturn of 8.3 p.p. In the quarter, load factor expanded by 2.7 p.p., reaching 70.7%.

      In 4Q14, net PRASK declined 5.1% and yield decreased 9.8%. PRASK in 2014, increased by 11.3% to R$18.2, yield came to R$23.7, up 1.1% and RASK grew 12.2% at R$23.7 – in line with the Company’s 2014 guidance of equal to or higher than 10%.

	Dec/14	Dec/13	%Chg.	4Q14	4Q13	%Chg.	2014	2013	%Chg.
			(YoY)			(YoY)			(YoY)
Total System
ASK (mm)	4,821.3	4,536.3	6.3%	13,154.6	12,677.4	3.8%	49,503.3	49,633.0	-0.3%
RPK (mm)	3,804.1	3,419.1	11.3%	10,352.2	9,484.4	9.1%	38,084.6	34,683.9	9.8%
Load Factor	78.9%	75.4%	3.5 p.p.	78.7%	74.8%	3.9 p.p.	76.9%	69.9%	7 p.p.
Pax on board (‘000)	3,800.9	3,518.2	8%	10,709.2	10,007.4	7%	40,101.5	36,622.5	9.5%
Domestic Market
ASK (mm)	4,219.7	4,037.1	4.5%	11,497.4	11,293.8	1.8%	43,373.2	44,110.4	-1.7%
RPK (mm)	3,383.1	3,071.2	10.2%	9,181.0	8,543.3	7.5%	33,730.8	31,219.0	8.0%
Load Factor	80.2%	76.1%	4.1 p.p.	79.9%	75.6%	4.3 p.p.	77.8%	70.8%	7 p.p.
Pax on board (‘000)	3,612.0	3,350.0	7.8%	10,169.0	9,544.0	6.5%	37,662.0	34,536.0	9.1%
International Market
ASK (mm)	601.6	499.2	20.5%	1,657.2	1,383.6	19.8%	6,130.1	5,522.6	11%
RPK (mm)	421	347.9	21%	1,171.2	941.1	24.5%	4,353.8	3,464.9	25.7%
Load Factor	70.0%	69.7%	0.3p.p.	70.7%	68.0%	2.7 p.p.	71.0%	62.7%	8.3 p.p.
Pax on board (‘000)	188.9	168.2	12.3%	540.2	463.4	16.6%	2,439.5	2,086.5	16.9%

             Source:  National Civil Aviation Agency (ANAC).

1	GOL Linhas Aéreas Inteligentes S.A

Conference Calls

Portuguese	English
February 5, 2015	February 5, 2015
09:00 a.m. (US ET)	09:30 a.m. (US ET)
12:00 p.m. (Brasília Time)	12:30 p.m. (Brasília Time)
Phone.: +55 (11) 2188-0155	Phone.: +1 (412) 317-6776
Code: GOL	Code: GOL

   ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes, the largest low-cost and best-fare airline in Latin America, offers around 910 daily flights to 71 destinations, 15 of which international in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.